Exhibit 24
CONFIRMING STATEMENT


This statement confirms that the undersigned, Lincoln Pereria, has authorized and designated Beth Sibley to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Group 1 Automotive, Inc. The authority of Beth Sibley under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Group 1 Automotive, Inc., unless earlier revoked in writing. The undersigned?s acknowledges that Beth Sibley is not assuming any of the undersigned?s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  February 27, 2013

                                        /s/ Lincoln Pereira
                                        Lincoln Pereira